UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 12, 2020

(Date of earliest event reported)

CaliberCos Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-2426901
(State or other jurisdiction of organization)	(I.R.S. Employer Identification No.)

8901 E. Mountain View Rd., Ste. 150

Scottsdale, AZ 85258

(Full mailing address of principal executive offices)

(480) 295-7600

(Issuer’s telephone number, including area code)

Series B Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

On November 12, 2020, Marcum LLP (“Marcum”) was dismissed and Deloitte & Touche LLP (“Deloitte”) was engaged as principal accountants. The decision to change accountants was approved by the Board of Directors of the Company.

Prior to engaging Deloitte, the Company did not consult with Deloitte regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by Deloitte on the Company’s financial statements, and Deloitte did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

During the Company’s fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through November 12, 2020, there were no, (i) disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit reports of Marcum on the consolidated financial statements of the Company as of and for each of the two fiscal years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company provided Marcum with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that Marcum furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if it does not agree, the respects in which it does not agree. A copy of the letter is filed as Exhibit 9.1.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler, II
Title:	Chief Executive Officer

Date: November 12, 2020

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
9.1	Letter from Marcum LLP to the Securities and Exchange Commission, dated November 12, 2020